FOR IMMEDIATE RELEASE
                                                              July 22, 1998


                           FOURTEEN HILL CAPITAL, L.P.
                           ---------------------------
                       ANNOUNCES SECOND QUARTER FINANCINGS
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SAN  FRANCISCO-(July  22, 1998)  Fourteen Hill Capital,  L.P., a majority  owned affiliate of Point West Capital Corporation (which trades on NASDAQ under the symbol PWCC) today announced that, during the second quarter of 1998, it closed two financings in the aggregate amount of $2,000,000.

Fourteen Hill purchased $1,000,000 of convertible preferred stock of FlashNet, Inc. FlashNet (www.flash.net) is a rapidly growing Internet Service Provider headquartered in Ft. Worth, Texas. FlashNet is one of the largest privately held ISPs in the country, providing Internet access to over 175,000 individual and business customers throughout the United States. FlashNet was recently ranked third in the nation for customer service quality by an independent research group.

Fourteen Hill purchased a $1,000,000 convertible note from Vaultline, Inc. Vaultline (www.vaultline.net) is a telecommunications carrier based in Santa Clara, California. It provides carrier based services, Internet access, and collocation facilities to Internet Service Providers and corporate users requiring bandwidth capacities of DS1 or greater. Vaultline's high speed OC48 SONET Rings, and redundant connections to the Internet, ensure that customers' networks and Internet servers are available 24 hours a day, seven days a week. At the same time, Vaultline's collocation services enable them to reduce ongoing network operating costs, providing access to multiple NAPs (Network Access Points), and private network infrastructures.

Fourteen  Hill is a Small  Business  Investment  Company  licensed  by the Small
Business Administration. Fourteen Hill provides capital to small businesses (generally businesses whose tangible net worth does not exceed $18 million and whose average net income during the preceding two years did not exceed $6 million) whose primary businesses are located in the United States.

Commenting on the financings, Chris Rodskog, Senior Vice President of Fourteen Hill Capital, said, "We are very happy with these investments in Internet-related companies and intend to continue to make strategic investments in similar high growth companies."

Additional information about Fourteen Hill Capital is available on the company's Web site, http://www.fourteenhill.com, or by calling 415-394-9467.


(KEYWORD CALIFORNIA AND INDUSTRY KEYWORD: Venture Capital, Internet).
                                          ---------------  --------
CONTACTS:         FOURTEEN HILL CAPITAL, SAN FRANCISCO.
                  CHRIS RODSKOG, 415/394-9467
                  cpr@pointwestcapital.com